SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)*

Under the Securities Exchange Act of 1934

Akamai Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00971T101
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00971T101	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,168,473 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,168,473 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,168,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes (i) 1,197,273 shares of Common Stock underlying Physical Derivative Agreements and (ii) option contracts, which may be exercisable into 331,200 shares of Common Stock, but excludes (i) Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 888,228 additional shares of Common Stock and (ii) option contracts, which may be exercisable into Cash Derivative Agreements, disclosed in Item 5 representing economic exposure comparable to 480,000 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 3,536,701 shares representing 2.1% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,608,004 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,608,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,608,004 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

(1) Includes (i) 2,544,204 shares of Common Stock underlying Physical Derivative Agreements and (ii) option contracts, which may be exercisable into 703,800 shares of Common Stock, but excludes (i) Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 1,887,485 additional shares of Common Stock and (ii) option contracts, which may be exercisable into Cash Derivative Agreements, disclosed in Item 5 representing economic exposure comparable to 1,020,000 additional shares of Common Stock , which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 7,515,489 shares representing 4.4% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,608,004 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,608,004 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,608,004 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

(1) Includes (i) 2,544,204 shares of Common Stock underlying Physical Derivative Agreements and (ii) option contracts, which may be exercisable into 703,800 shares of Common Stock, but excludes (i) Cash Derivative Agreements disclosed in Item 5 representing economic exposure comparable to 1,887,485 additional shares of Common Stock and (ii) option contracts, which may be exercisable into Cash Derivative Agreements, disclosed in Item 5 representing economic exposure comparable to 1,020,000 additional shares of Common Stock , which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 7,515,489 shares representing 4.4% of the outstanding shares.

CUSIP No. 00971T101	Schedule 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 15, 2017 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Akamai Technologies, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $32,858,077. The aggregate purchase price of the Physical Derivative Agreements owned by Elliott is approximately $67,846,637. The aggregate purchase price of the options exchangeable into shares of Common Stock owned by Elliott is approximately $496,800.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $69,823,424. The aggregate purchase price of Physical Derivative Agreements owned by Elliott International is approximately $144,174,042. The aggregate purchase price of the options exchangeable into shares of Common Stock owned by Elliott International is approximately $1,055,700.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 8, 2018, the Reporting Persons entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"), pursuant to which the Issuer agreed that, as promptly as practicable following the satisfaction of certain specified conditions, two designees (the "Designees") will be appointed to serve as members of the Issuer's Board of Directors (the "Board"). In addition, the Reporting Persons have customary replacement rights upon mutual agreement with the Issuer with respect to both of the Designees under the Cooperation Agreement.

The Cooperation Agreement also provides for customary standstill provisions during a standstill period (the "Restricted Period"), which is set to terminate the earlier of: (i) the fifth business day after written notice is delivered by the Reporting Persons to the Issuer of a material breach of the Cooperation Agreement by the Issuer if such breach has not been cured within such notice period; provided that no Reporting Persons is then in material breach of the Cooperation Agreement; (ii) the 30th day prior to the last day of the time period, established by the Issuer's Amended and Restated By-Laws, for stockholders to deliver notice to the Issuer of director nominations to be brought before the Issuer's 2019 annual meeting of stockholders; and (iii) March 31, 2019.

CUSIP No. 00971T101	Schedule 13D/A	Page 6 of 8 Pages

In addition, the Cooperation Agreement provides that the Reporting Persons will vote their Common Stock during the Restricted Period in favor of the Issuer's nominees who are members of the Board as of the date of the Cooperation Agreement and other proposals at each annual meeting of shareholders during the Restricted Period, subject to certain exceptions.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is included as Exhibit 1 hereto and is incorporated by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)                 As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 6.5% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 170,031,585 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 22, 2018, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 1, 2018.

As of the date hereof, Elliott beneficially owned 2,168,473 shares of Common Stock, including (i) 1,197,273 shares of Common Stock underlying Physical Derivative Agreements that Elliott may be deemed to beneficially own upon satisfaction of certain conditions and (ii) option contracts which may be exercisable into 331,200 shares of Common Stock that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting 1.3% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 4,608,004 shares of Common Stock, including (i) 2,544,204 shares of Common Stock underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions and (ii) option contracts which may be exercisable into 703,800 shares of Common Stock that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions, constituting 2.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 4,608,004 shares of Common Stock beneficially owned by Elliott International, constituting 2.7% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 6,776,477 shares of Common Stock, constituting approximately 4.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 6.5% of the shares of Common Stock outstanding pursuant to the Cash Derivative Agreements and options exercisable into Cash Derivative Agreements, as disclosed in Item 6.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated by the addition of the following:

CUSIP No. 00971T101	Schedule 13D/A	Page 7 of 8 Pages

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of physically settled swaps (the "Physical Derivative Agreements") with respect to 1,197,273 and 2,544,204 shares of Common Stock of the Issuer, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.2% of the shares of Common Stock. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions. In addition, Elliott and Elliott International have entered 3,312 and 7,038 option contracts, respectively, with unaffiliated third party financial institutions which may be exercisable by Elliott and Elliott International into 331,200 and 703,800 shares of Common Stock, respectively. Collectively, the Physical Derivative Agreements and options exercisable into Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.8% of the shares of Common Stock.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 888,228 and 1,887,485 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 0.5% and 1.1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.6% of the shares of Common Stock. The Cash Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions. In addition, Elliott and Elliott International have entered into 4,800 and 10,200 option contracts, respectively, with unaffiliated third party financial institutions which may be exercisable by Elliott and Elliott International into Cash Derivative Agreements. Collectively, the Cash Derivative Agreements and options exercisable into Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.5% of the shares of Common Stock.

Item 7.	EXHIBITS

Exhibit	Description

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 1	Cooperation Agreement, dated March 8, 2018.

CUSIP No. 00971T101	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 9, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President